                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                            ATLANTIC FINANCIAL CORP
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $5.00
                        (Title of Class of Securities)


                                  04853R 10 0
                                (CUSIP Number)

                                ALFRED B. WHITT
                          VICE CHAIRMAN/PRESIDENT/CEO
                           F&M NATIONAL CORPORATION
                                9 COURT SQUARE
                                 P.O. BOX 2800
                             WINCHESTER, VA 22604
                                (540) 665-4282
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JULY 5, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04853R 10 0                                               SCHEDULE 13D


------------------------------------------------------------------------------
 1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).

      F&M National Corporation/54-0857462
------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [_]

      (b) [_]
------------------------------------------------------------------------------
 3.   SEc Use Only

------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)

      WC
------------------------------------------------------------------------------
 5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

      Virginia
------------------------------------------------------------------------------
 Number Of           7.   Sole Voting Power
 Shares                   829,468*
 Beneficially
 Owned by          -----------------------------------------------------------
 Each                8.   Shared Voting Power
 Reporting                none
 Person
 With              -----------------------------------------------------------
                     9.   Sole Dispositive Power
                          829,468*

                   -----------------------------------------------------------
                     10.  Shared Dispositive Power
                          none

------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      829,468*

------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [_]

------------------------------------------------------------------------------
 13.  Percent Of Class Represented by Amount in Row (11)

      19.9%

------------------------------------------------------------------------------
 14.  Type of Reporting Person (See Instructions)

      HC

------------------------------------------------------------------------------

* Up to 829,468 shares of common stock, par value $5.00 of Atlantic Financial Corp ("Atlantic Common Stock"), a Virginia corporation ("Atlantic" or the "Issuer"), covered by this statement are obtainable by F&M National Corporation, a Virginia corporation ("F&M"), upon exercise of the Option as defined and described in Item 4 below, if the Option were exercisable on the date hereof. F&M expressly disclaims beneficial ownership of any such shares. Prior to the existence of the Option, F&M was not entitled to any rights of a stockholder of Atlantic with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is in the control of F&M. Dispositive and voting powers are summarized in Items 4 and 5 below.

ITEM 1.  SECURITY AND ISSUER

      (a) This Schedule 13D relates to the common stock of Atlantic Financial Corp, par value $5.00.

      (b) The principal executive offices of the Issuer are located at 737 J. Clyde Morris Boulevard, Newport News, Virginia 23601.

ITEM 2.  IDENTITY AND BACKGROUND

      This statement is filed by F&M National Corporation, a Virginia corporation. F&M is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The address of F&M's principal executive office is located at The Feltner Building, 9 Court Square, First Floor, Winchester, Virginia 22601.

      The name, residence or business address, principal occupation or employment and principal business address of any corporation or other organization in which such employment is conducted as to each of the directors and non-director executive officers of F&M is set forth on Annex A hereto and incorporated herein by reference. All such individuals are United States citizens.

      During the last five years, F&M has not and, to the best of its knowledge, none of the persons listed in Annex A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      It is presently anticipated that, should any purchase of Atlantic Common Stock be made by F&M pursuant to the Option Agreement described below in response to Item 4, or otherwise, the source of any funds used in any such purchase would be the available cash, cash equivalents, available for sale securities and bank financing of F&M.

ITEM 4.  PURPOSE OF THE TRANSACTION

      The following description of the terms of the Agreement and Plan of Reorganization, dated as of July 5, 2000, by and between Atlantic and F&M (the "Merger Agreement"), and the Stock Option

Agreement, dated as of July 5, 2000, between Atlantic and F&M (the "Option Agreement") and the transactions contemplated by the Merger Agreement and the Option Agreement, is qualified in its entirety by reference to the Merger Agreement and the Option Agreement, each of which is incorporated herein by reference. Copies of the Merger Agreement and the Option Agreement have been filed as exhibits to this statement. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Merger Agreement or Option Agreement, as applicable.

The Merger Agreement
--------------------

      Pursuant to the Merger Agreement, Atlantic will merge with and into F&M (the "Merger") with F&M as the surviving corporation. The Merger Agreement provides that each share of Atlantic Common Stock outstanding immediately prior to the Effective Date of the Merger (as such terms are defined in the Merger Agreement) will be converted into the right to receive 0.753 of a share of F&M common stock, par value $2.00 per share ("F&M Common Stock").

      The Merger is subject to the approval of the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board"), the Virginia State Corporation Commission, the approval of the stockholders of Atlantic, and the satisfaction of various other terms and conditions set forth in the Merger Agreement. It is anticipated that the Merger will be completed in January 2001.

The Option Agreement and the Option
-----------------------------------

      As an inducement and a condition to F&M's entering into the Merger Agreement, Atlantic entered into the Option Agreement pursuant to which Atlantic granted F&M an option (the "Option") entitling F&M to purchase up to 829,468 (or such lesser amount as shall constitute 19.9% of the outstanding shares of Atlantic Common Stock on the date of exercise) fully paid and nonassessable shares of Atlantic Common Stock at a price of $15.00 per share (the "Option Price"), subject to adjustment in certain circumstances.

      In the event of any change in Atlantic Common Stock by reason of stock dividends, stock splits, split-ups, recapitalizations, stock combinations, exchanges of shares, or the like, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that F&M shall receive, upon exercise of the Option, the number and class of shares or other securities or property that F&M would have received in respect of the Atlantic Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of the Atlantic Common Stock are issued after the date of the Option Agreement (other than pursuant to an event described in the preceding sentence), the number of shares of Atlantic Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Atlantic Common Stock previously issued pursuant the Option Agreement, equals 19.9% of the number of shares of the Atlantic Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

      Subject to applicable law, regulatory restrictions and other certain conditions, F&M may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing. The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Merger;
(ii) upon termination of the Merger Agreement in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by Atlantic of a Specified Covenant (as defined in the Merger Agreement) or (B) the failure of Atlantic to obtain shareholder approval of the Merger Agreement by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreement based upon a material breach by Atlantic of a Specified Covenant or the failure of Atlantic to obtain shareholder approval of the Merger Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

      As defined in the Option Agreement, "Purchase Event" means the occurrence of any of the following events or transactions occurring after July 5, 2000:

      1. Atlantic, without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with Atlantic, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Atlantic, or (iii) purchase or otherwise acquire directly from Atlantic securities representing 10% or more of the voting power of Atlantic;

      2. any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Atlantic Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations promulgated thereunder); or

      3. any person shall have made a bona fide proposal to Atlantic by public announcement or written communication that is or becomes the subject of public disclosure to acquire Atlantic by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the Board of Directors of Atlantic shall have recommended that the shareholders of Atlantic approve or accept such proposal and not the Merger Agreement.

      As provided in the Option Agreement, in the event that F&M is entitled to and wishes to exercise the Option, it must send to Atlantic a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of Atlantic Common Stock which F&M intends to purchase pursuant to such exercise and (2) a place and date for the closing that shall not be less than three business days nor more than 60 business days from the Notice Date; provided, however, that if prior notification to or approval of any federal or state authority is required in connection with such purchase, F&M will promptly file and expeditiously process the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

      Under the Bank Holding Company Act of 1956, F&M may not directly or indirectly acquire more than 5% of the outstanding shares of any class of voting securities of Atlantic without application to and prior approval from the Federal Reserve Board.

      The Option may be assigned by F&M in certain circumstances, subject to the terms and conditions described in the Option Agreement.

      In addition, any shares of Atlantic Common Stock purchased upon the exercise of the Option may be resold by F&M pursuant to registration rights under the Option Agreement.

Delisting of Atlantic Common Stock
----------------------------------

      If the Merger is completed, F&M will be the sole surviving corporation. Accordingly, if the Merger is completed, Atlantic Common Stock will no longer be traded on the Nasdaq SmallCap Market.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

      (a) As a result of the Option Agreement and the receipt of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Exchange Act, F&M may be deemed to own beneficially 829,468 shares of Atlantic Common Stock (or such lesser amount as shall constitute 19.9% of the outstanding shares of Atlantic Common Stock on the date of exercise), constituting approximately 19.9% of the shares of Atlantic Common Stock issued and outstanding as of July 5, 2000. F&M expressly disclaims any beneficial ownership of the 829,468 shares of Atlantic Common Stock that are obtainable by F&M upon exercise of the Option because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in Item 4 hereof, none of which has occurred as of the date hereof and only then with regulatory approval (if, as a consequence, F&M would own more than 5% of the outstanding shares of Atlantic Common Stock).

      To the best knowledge of F&M, none of F&M's directors and executive officers beneficially own any shares of Atlantic Common Stock.

      As of the date of the Option Agreement, F&M did not own, either directly or beneficially, any shares of Atlantic Common Stock. There have been no transactions in shares of the Atlantic Common Stock by F&M, or, to the best knowledge of F&M, by any of F&M's directors and executive officers, during the past 60 days.

      (b) If F&M were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Atlantic Common Stock covered thereby.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except for the Option Agreement and the Merger Agreement described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any person or to the best knowledge of F&M, among any of F&M's executive officers and directors or between any of F&M's executive officers and directors and any other person, with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      The following documents are filed as exhibits to this Schedule 13D:

      a. Agreement and Plan of Reorganization, dated as of July 5, 2000, by and between F&M National Corporation and Atlantic Financial Corp.

      b. Stock Option Agreement, dated as of July 5, 2000, by and between F&M National Corporation and Atlantic Financial Corp.

                                   SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2000

                                    F&M NATIONAL CORPORATION


                                    By: /s/ Alfred B. Whitt
                                        ---------------------------------
                                        Name: Alfred B. Whitt
                                        Title: President and Chief Executive
                                               Officer

                                    ANNEX A


              Directors and Executive Officers of F&M National Corporation
              ------------------------------------------------------------


Directors of F&M National Corporation



                         Served as          Principal Occupation During
            Name       Director Since   Past Five Years and Business Address
            ----       --------------  -----------------------------------------

Frank Armstrong, III        1985       Chairman, President and Chief Executive
                                       Officer of National Fruit Product
                                       Company, Inc. (food processor and
                                       distributor), Winchester, Virginia.

                                       P.O. Box 2040
                                       Winchester, VA 22604

William H. Clement          1988       Vice Chairman, Hidden Creek Industries,
                                       Inc. (a private real estate investment
                                       company), Winchester, Virginia; Retired
                                       in 1995 as Chairman of the Board of
                                       Automotive Industries, Inc. and Vice
                                       Chairman of the Board of Automotive
                                       Industries Holding, Inc. (automobile
                                       parts manufacturer), Strasburg, Virginia.

                                       117 Forest Ridge Road
                                       Winchester, VA 22602

Charles E. Curtis           1996       Vice Chairman and Chief Administrative
                                       Officer, F&M National Corporation and
                                       Vice Chairman of F&M Bank-Winchester as
                                       of January 1, 1998. President and Chief
                                       Executive Officer of F&M Bank-Northern
                                       Virginia from August 9, 1996 to December
                                       31, 1997. President and Chief Executive
                                       Officer of Fairfax Bank and Trust Company from July 22, 1985 to August 8, 1996.

                                       9 Court Square
                                       Winchester, VA 22601

W. M. Feltner               1970       Chairman of the Board, F&M National
                                       Corporation.

                                       9 Court Square
                                       Winchester, VA 22601

                          Served as                 Principal Occupation
        Name           Director Since     During Past Five Years and Business Address
        ----           --------------     -------------------------------------------
William R. Harris           1986       Chairman of the Board of Harris Heating &
                                       Plumbing, Inc., Richmond, Virginia;
                                       Chairman of the Board, F&M Bank-Richmond.

                                       1893 Cross Country Road
                                       Mineral, VA

L. David Horner, III        1986       Chairman of the Board of Horner
                                       Properties, Inc. (real estate developer),
                                       Stuart, Florida.

                                       18 Simara Street
                                       Stuart, FL 34996

Jack R. Huyett              1990       Retired President, Chief Administrative
                                       Officer and Vice Chairman of the Board of
                                       F&M National Corporation.

                                       703 S. Samuel Street
                                       Charles Town, WV 25414

J. D. Shockey, Jr.          1970       Chief Executive Officer of The Shockey Companies, Inc.
                                       (general construction contractor),
                                       Winchester, Virginia.

                                       P.O. Box 2530
                                       Winchester, VA 22604

Ronald W. Tydings           1996       Attorney, the law firm of Odin, Feldman & Pittleman,
                                       P.C., Fairfax, Virginia;
                                       Chairman of the Board, F&M
                                       Bank-Northern Virginia.

                                       9302 Lee Highway, Suite 1100
                                       Fairfax, VA 22031

Alfred B. Whitt             1997       President/CEO, Vice Chairman and Chief
                                       Financial Officer of F&M National
                                       Corporation and Chairman
                                       of F&M Bank-Winchester.
                                       Senior Vice President,
                                       Senior Financial Officer and Secretary of
                                       F&M National Corporation from
                                       1991 to 1997.

                                       9 Court Square
                                       Winchester, VA 22601

Executive Officers who are not Directors of F&M National Corporation

      Name               Present Principal Occupation       Business Address
      ----               ----------------------------       ----------------

F. Dixon Whitworth, Jr.  Executive Vice President,          The Yost Building
                         F&M National Corporation;          38 Rouss Avenue
                         President of F&M Trust Company     Winchester, VA 22601

Betty H. Carroll         Senior Vice President,             115 North Cameron
                         F&M National Corporation;          St. Winchester,
                         President and Chief Executive      VA 22601
                         Officer of F&M Bank-Winchester

Michael L. Bryan         Corporate Secretary and General    9 Court Square
                         Counsel of                         Winchester, VA 22601
                         F&M National Corporation

Barbara H. Ward          Treasurer,                         9 Court Square
                         F&M National Corporation; Senior   Winchester, VA 22601
                         Vice President of F&M
                         Bank-Winchester